Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

November 5, 2004

VIA COURIER

04046045

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. August 3, 3004 Press Release regarding $250 million of senior notes;
2. October 22, 2004 Press Release regarding the third quarter financial results;
3. Interim MD&A;
4. Interm Financial Statements;
5. Exhibit to the Consolidated Financial Statements for the twelve months ended September 30, 2004; and
6. Selected financial results for the periods ending September 30, 2004.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/cej
Encls.

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands issues US$250 million of senior notes

Calgary, August 3, 2004 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust") today announced that its wholly-owned subsidiary, Canadian Oil Sands Limited (the "Corporation"), has agreed to issue US$250 million principal amount of 4.80% senior unsecured notes in the United States in a private placement under Rule 144A of the U.S. Securities Act of 1933. The notes mature on August 10, 2009 and were priced at 99.912 to yield 4.82%.

Proceeds from the issue will be used to repay borrowings under the Corporation's bank credit facilities and to fund Canadian Oil Sands' share of Syncrude's Stage 3 project expenditures. The transaction is expected to close on August 9, 2004.

The notes rank pari passu with the Corporation's other unsecured senior indebtedness, are guaranteed by the Trust, and are rated BBB+ by Standard & Poor's Corporation and Baa2 by Moody's Investors Service, Inc., with negative outlooks on both ratings.

The notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 35.49 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 90.8 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

- more -

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements". Forward-looking statements in this release relate to the anticipated closing date for this transaction. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general capital market disruptions; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

\- 30 -

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Allen Hagerman
Chief Financial Officer
(403) 218-6212

Ryan Kubik
Treasurer
(403) 218-6202

investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

third quarter report

Funds from operations per Unit rise 26 per cent in third quarter; Canadian Oil Sands Trust announces 2005 Outlook

Calgary, Alberta (October 22, 2004) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust" or "we") (TSX - COS.UN) announced its third quarter financial results and a distribution of $0.50 per Trust unit for the quarter ended September 30, 2004. The third quarter distribution will be paid on November 30, 2004 to unitholders of record on November 2, 2004.

"We are pleased to report that this year's strong operational performance at Syncrude continued into the third quarter, having recorded the best January-September production in the project's 26-year history," said Marcel Coutu, President and Chief Executive Officer. "In addition, we made significant progress on the Upgrader Expansion this summer, and are now tracking slightly ahead of the revised schedule. In the Canadian and U.S. capital markets, we enjoyed great support for the equity and debt financings undertaken in July and August by the Trust. As we look forward, under our 2005 Outlook, we do not anticipate that new financing will be required to complete the Stage 3 expansion project."

Overview of third quarter 2004 results

- Net income was $186 million in the third quarter of 2004, compared to $106 million in the same quarter of 2003, largely as a result of higher commodity prices. On a per Trust unit basis, net income was $2.06, higher than the $1.23 reported in the comparable quarter of 2003.
- Funds from operations per Unit were 26 per cent higher for the third quarter of 2004 compared to 2003, reaching $1.75 or a total of $157 million.
- Syncrude's production in the third quarter of 2004 was 22.4 million barrels of Syncrude Sweet Blend ™ (SSB), slightly lower than our forecast of approximately 23 million barrels. Net to the Trust, production was 7.9 million barrels, or approximately 86,400 barrels per day. On a year-to-date basis, Syncrude's production is 66.3 million barrels, nine per cent higher than the previous nine-month record set in 1999.
- The Trust's realized selling price prior to hedging for the quarter was $54.90, an increase of 36 per cent over the same period in 2003. The favourable financial impact associated with robust crude oil prices was somewhat mitigated by the strengthening Canadian dollar relative to the U.S. dollar.

CANADIAN OIL SANDS TRUST
Highlights

(thousands of Canadian dollars, except Trust unit and volume amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Net Income	$ 185,707	$ 105,984	$ 387,140	$ 253,244
Per Trust unit- Basic and Diluted	$ 2.06	$ 1.23	$ 4.38	$ 3.28
Funds From Operations	$ 157,379	$ 120,271	$ 454,173	$ 228,152
Per Trust unit	$ 1.75	$ 1.39	$ 5.14	$ 2.95
Distributable Income	$ 47,073	$ 43,364	$ 134,713	$ 126,287
Per Trust unit	$ 0.50	$ 0.50	$ 1.50	$ 1.50
Syncrude Sweet Blend Sales Volumes *				
Total (MMbbls)	8.0	7.9	23.8	18.0
Daily average (bbls)	86,635	86,196	86,684	66,053
Per Trust unit (bbls/Trust unit)	0.1	0.1	0.3	0.2
Operating Costs per barrel	$ 20.60	$ 15.86	$ 18.83	$ 20.48
Net Realized Selling Price per barrel				
Sales revenue	$ 56.44	$ 41.95	$ 51.66	$ 44.73
Transportation and marketing expenses	(1.54)	(1.49)	(1.44)	(1.34)
Realized selling price before hedging	$ 54.90	$ 40.46	$ 50.22	$ 43.39
Crude oil price hedging gains (losses)	(10.22)	(2.76)	(7.66)	(4.09)
Currency hedging gains (losses)	0.39	0.17	0.33	0.05
Net realized selling price	$ 45.07	$ 37.87	$ 42.89	$ 39.35
West Texas Intermediate ($US per barrel)	$ 43.89	$ 30.21	$ 39.21	$ 30.94

* The Trust's sales volumes may differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

2004 outlook updated

Production in the fourth quarter of the year is expected to be approximately 21 million barrels, or about 7.5 million barrels net to the Trust. While scheduled maintenance is now completed for the year, production in the fourth quarter will be impacted by the maintenance turnaround work on the LC-Finer (an upgrading unit), which extended an additional two weeks into October. As well, the production outlook continues to reflect the possibility of a Coker 8-2 turnaround as it nears the end of its normal maintenance cycle.

Our expectation is that oil prices will continue to be strong at US$50 per barrel in the fourth quarter; therefore we have revised upwards our average 2004 WTI oil price forecast from US$35 to US$41.68 per barrel WTI, reflecting weighted year-to-date average prices. Demand for crude oil remains strong, particularly from China and the U.S., and concerns about the lack of spare world production capacity continue to support high crude oil prices.

The Trust's crude oil price forecast and production outlook, combined with an expected US$0.80/Cdn currency exchange rate in the last quarter of 2004, result in projected net revenues of approximately $1.4

billion for the year. Canadian Oil Sands projects operating expenses of approximately $590 million, or $19.00 per barrel, for the 2004 calendar year, assuming an average natural gas cost of $6.72 per gigajoule.

The Trust has hedged 39,000 barrels per day, or approximately 46 per cent of its forecast 2004 production, at a total weighted average price of about US$26.50 per barrel, using an average US$0.77/Cdn exchange rate. There are currently no plans to hedge crude oil production beyond the 2004 calendar year.

The above forecast is sensitive to key factors that affect the Trust's performance. The following table provides an analysis of these key factors. In addition to the factors described in the table, the supply/demand equation for synthetic crude oil in the North American markets could impact the price differential for SSB relative to crude benchmarks; however, this factor is difficult to quantify.

Q3 2004 - 2004 Sensitivity Analysis					
	Annual [2]	**Funds from Operations Increase**		**Net Income Increase/(Decrease) [3]**	
Variable [1]	**Sensitivity**	**$ millions**	**$/Trust unit**	**$ millions**	**$/Trust unit**
Syncrude operating costs decrease	C$1.00/bbl	31	0.35	31	0.35
Syncrude operating costs decrease	C$50 million	18	0.20	18	0.20
WTI crude oil price increase	US$1.00/bbl	19	0.22	19	0.22
Syncrude production increase	2 million bbls	41	0.46	37	0.41
Canadian dollar weakening	US$0.01/C$	12	0.14	(3)	(0.03)
AECO natural gas price decrease	C$0.50/GJ	10	0.11	10	0.11

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

[3] The change in net income does not include the impact of future income tax for purposes of calculating the sensitivity analysis.

We are estimating our share of Syncrude capital expenditures to total approximately $935 million in 2004, of which approximately 74 per cent will be directed to the Stage 3 expansion.

More information on the Trust's outlook is provided in the Management's Discussion and Analysis section of the third quarter 2004 report and the October 22, 2004 guidance document, which is available on the Trust's Web site at www.cos-trust.com under investor information, guidance document.

UE-1 construction approximately 65 per cent complete

The Upgrader Expansion ("UE-1") component of Syncrude's Stage 3 expansion continued to advance with construction progress and costs remaining in line with the revised plan announced in March 2004. By the end of September 2004, construction on UE-1 was approximately 65 per cent complete. Commissioning and various new system start-up activities will increase over the coming months, as completed units are handed over to the "Ready for Operations" group.

"Excellent progress was made during the summer work program, and we're implementing measures aimed at sustaining this progress into the winter months," said Syncrude Chief Executive Officer Charles Ruigrok. "As a result, we are confident UE-1 construction completion will surpass our year-end target of 70 per cent, and we remain on track for a planned start-up by mid-2006."

As at September 30, 2004 the Syncrude Joint Venture had expended approximately $5.8 billion of the total $7.8 billion estimated project cost for the Stage 3 expansion, which includes about $700 million for the Aurora 2 mining train, completed in late 2003. Net to Canadian Oil Sands, the total cost is equivalent to approximately $2.8 billion with $2.1 billion expended to the end of the third quarter of 2004.

As the Stage 3 expansion comes on line, annual Syncrude production should progressively ramp up to approximately 128 million barrels, or 45 million barrels net to the Trust. Operating costs are expected to be about $14 per barrel, excluding energy cost, and product quality is to improve to a new crude oil known as "Syncrude Sweet Premium".

Syncrude continues consistent operational performance

Figures provided below are the gross Syncrude numbers and are not net to the Trust.

SSB production during the third quarter of 2004 totalled 22.4 million barrels, or approximately 243,000 barrels per day, about the same level as was produced in the third quarter of 2003. Overall, a production record of 66.3 million barrels was set in the first nine months of 2004 – nine per cent higher than the previous best January-September output of 61 million barrels, achieved in 1999.

"Syncrude has delivered solid production so far this year," said Jim Carter, Syncrude President and Chief Operating Officer, "and we're confident that we'll maintain this strong operational performance as we head into 2005."

In August 2004, Syncrude suffered a setback when a 28-day scheduled maintenance turnaround on the LC-Finer was extended into October due to unanticipated repairs required for a leaking heat exchanger, and complications during initial start-up. Repairs to this unit are now complete and it is ramping up to full production. Together with unplanned repairs completed on the CO (carbon monoxide) Boilers in early October, "we are well positioned for safe and reliable operations in the fourth quarter, and, we look forward to making 2004 a record setting year at Syncrude," said Carter.

Rising commodity prices

Canadian Oil Sands' unit price benefited from rising crude oil prices in the third quarter. From a low of $44.25 in early July, Trust units closed out the quarter at $54.65. West Texas Intermediate crude oil prices continued to hit new highs in the quarter, closing September 30, 2004 at US$49.64 per barrel. "Based on market supply/demand fundamentals that don't seem likely to change in the near future, we believe oil prices will remain strong, but also volatile," said Coutu.

Capital market transactions

On July 30, 2004 we issued three million trust units to an institutional investor at a subscription price of $48.00 per Trust unit, for aggregate proceeds of Cdn $144 million. In addition, on August 9, we issued US$250 million principal amount of 4.80% five-year unsecured senior notes under a Rule 144A private placement in the United States. Proceeds from both transactions will be used to fund the Trust's share of Syncrude's Stage 3 expansion and to repay outstanding indebtedness; no further equity outside Canadian Oil Sands' DRIP is anticipated to complete the funding of the expansion.

2005 Outlook

For 2005, we expect annual Syncrude production to range between 80 and 86 million barrels, or 28.4 to 30.5 million barrels net to the Trust based on its 35.49 per cent interest. Our specific budget number is 84 million barrels, which reflects a planned turnaround of Coker 8-2, estimated to impact production by approximately four million barrels. The low end of the production range also incorporates the possibility of a second coker turnaround, although Coker 8-1 is currently scheduled for turnaround in early 2006.

We estimate oil prices to average US$40 per barrel WTI in 2005, with a foreign currency exchange rate of $0.80 US/Cdn and a price differential from Canadian dollar WTI of $2.55 per barrel to account for quality and location differences. The production assumption, together with our price and currency estimates, results in net revenues of approximately $1.4 billion in 2005. Operating costs before purchased energy are projected at approximately $15.33 per barrel, or $457 million. Purchased energy costs total $154 million, or $5.17 per barrel, based on a natural gas cost of $7.00 per GJ. Non-production costs are expected to be $88 million, while capital expenditures are estimated to be $709 million, of which $449 million is dedicated for the Stage 3 expansion. Using these key assumptions, funds from operations are estimated at $592 million, or $6.41 per Unit, which combined with our available credit facilities and DRIP proceeds, are expected to be adequate sources of financing to fund the remaining expenditures on the expansion. *For more details about our 2005 Outlook, please refer to the Outlook section of the Third Quarter 2004 Management's Discussion and Analysis.*

Foreign ownership developments

In the last federal budget, the government announced that it was changing the current legislation to ensure that all mutual fund trusts, including resource trusts, could not have more than 50 per cent foreign ownership. Recently, draft legislation to this effect has been tabled. In Canadian Oil Sands' opinion, certain parts of this draft legislation are not workable and in fact are harmful to the Canadian economy. The current draft legislation requires that a mutual fund remain Canadian by having at least a majority of the fair market value of its units held by Canadian residents, which we believe to be problematic. The draft does not recognize any grace or cure periods for inadvertent exceptions to this ownership level despite the impracticality of the current trading system which does not allow issuers to accurately monitor

or control their ownership levels on a real time basis. Additionally, the legislation fails to recognize the value that foreign investment has had for Canada, especially in the resource sector. Canadian Oil Sands is a member of The Canadian Association of Income Funds (CAIF), which commissioned an independent study by HLB Decision Economics. The CAIF study has shown that with the proposed 15 per cent withholding tax on the non-taxable portion of distributions to non-Canadian residents, the revenue to the federal government is not decreased but in fact may be increased by having a higher level of foreign ownership in trusts. In turn, the resource industry has traditionally relied on foreign capital to complete the large capital programs necessary to harness the vast resources of our country.

Based on geographical data as of October 12, 2004 we estimate that approximately 60 per cent of the Trust's Units are held by Canadian residents, with the remaining 40 per cent held by non-Canadian residents. The Trust's indenture provides that not more than 49 per cent of its Units can be held by non-residents. The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches.

If, based on the declarations or on the geographical list, the level of Units held by non-Canadian residents is 46 per cent or more, then Canadian Oil Sands plans to issue a press release advising of the increased level and stating that it is anticipated that the Trust may reach 49 per cent or more non-Canadian resident Unitholders and that, in such case, each person purchasing the Units, whether through a broker or directly in registered form will need to complete a declaration.

If the level of non-Canadian resident ownership appears to be approximately 49 per cent or more of non-Canadian residents, Canadian Oil Sands will make a public announcement that no further sales to non-Canadian residents will be allowed. No transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-Canadian resident.

In addition, the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange and, upon such sale, the affected holders shall cease to be holders of Units and their

rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

ADVISORY - Certain information regarding the Trust and Syncrude set forth above, including management's assessment of the Trust's future production, operations and costs from 2004 and 2005, the level of foreign ownership and the progress for UE-1 construction in 2004, 2005 and 2006, may constitute forward-looking statements under applicable securities law. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions. These statements represent management's current expectations and beliefs based on information known today. However, by their nature, forward-looking statements necessarily involve risks and uncertainties, known and unknown, which may cause actual performance and financial results in future periods to materially differ from the estimations or results expressed or implied by such forward-looking statements. Readers are directed to the advisory statement contained in the management's discussion and analysis attached hereto as well as to the risk factors and advisory contained in the 2003 annual report of the Trust and the risk factors outlined in the annual information form dated March 22, 2004. The Trust assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the nine month periods ended September 30, 2004 and September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2003.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A contain "forward-looking statements" under applicable securities law. Forward-looking statements in this M&DA include, but are not limited to, statements with respect to: the expected royalty payments in 2004 and beyond, the expected production level at Syncrude for 2004 and 2005, the 2005 outlook, the anticipated completion and cost of the UE-1 construction, the expected level of oil and natural gas prices for 2004 and 2005; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash flow and net income; the expected capital expenditures in 2005; the anticipated levels of foreign ownership and the anticipated taxability of distributions paid by the Trust. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the supply and demand metrics for oil and natural gas; the ability of the other joint venture owners of Syncrude to modify the 2005 budget at Syncrude; the uncertainty of labour supply and cost, normal risks associated with litigation, general economic, business and market conditions; regulatory changes; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust unit and volume amounts)	2004			2003 (1)				2002 (1)
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net revenues	$ 359.3	$ 340.8	$ 318.5	$ 222.4	$ 300.4	$ 232.9	$ 176.4	$ 203.8
Net income	$ 185.7	$ 98.0	$ 103.4	$ 56.9	$ 106.0	$ 63.7	$ 83.5	$ 95.0
Per Trust unit, Basic and Diluted	$ 2.06	$ 1.12	$ 1.18	$ 0.65	$ 1.23	$ 0.80	$ 1.28	$ 1.65
Funds from operations	$ 157.4	$ 155.0	$ 141.8	$ 44.7	$ 120.3	$ 56.3	$ 51.6	$ 111.9
Per Trust unit	$ 1.75	$ 1.77	$ 1.62	$ 0.51	$ 1.39	$ 0.71	$ 0.79	$ 1.94
Daily average sales volumes (bbls)	86,635	85,116	88,302	68,990	86,196	64,777	46,752	54,135
Net realized selling price, after hedging ($/bbl)	$ 45.07	$ 44.00	$ 39.64	$ 35.04	$ 37.87	$ 39.51	$ 41.90	$ 40.92
Operating costs ($/bbl)	$ 20.60	$ 19.00	$ 16.91	$ 22.93	$ 15.86	$ 24.05	$ 24.21	$ 14.73

(1) Restated for change in accounting policy. See Note 2(a) to the consolidated financial statements.

REVIEW OF RESULTS

Canadian Oil Sands' third quarter net income and funds from operations in 2004 increased significantly compared to the same quarter of 2003, primarily as a result of much higher crude oil prices. Syncrude produced 22.4 million barrels in the third quarter of 2004, comparable to production in the same period of 2003. Robust crude oil prices were offset somewhat by a stronger Canadian dollar, which resulted in net

income of $186 million, or $2.06 per Trust unit ("Unit"), compared to $106 million, or $1.23 per Unit in the same quarter of 2003. Funds from operations in the third quarter of 2004 were $157 million, or $1.75 per Unit, an increase of $37 million, or $0.36 per Unit over the same period in 2003.

Syncrude's production in the third quarter of 2004 of 22.4 million barrels, or approximately 243,000 barrels per day, was slightly lower than our forecast of approximately 23 million barrels. Net to the Trust, based on its 35.49 per cent interest, production was 7.9 million barrels, or approximately 86,400 barrels per day. The lower than anticipated production was mainly attributable to the scheduled maintenance turnaround of the LC-Finer which took longer than originally planned. The Trust's production volumes may differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes.

Net income before unrealized foreign exchange gains and losses and future income tax expense and recoveries, which management believes is a better measure of operational performance than net income, was $113 million, or $1.26 per Unit in the third quarter of 2004, compared to $87 million, or $1.01 per Unit, in the same period of 2003. The table below reconciles net income before unrealized foreign exchange gains and losses and future income tax expense and recoveries. As a result of a change in accounting policy related to asset retirement obligations, described in Note 2(a) of the interim consolidated financial statements, the 2003 comparative figures have been restated.

(in millions)	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003 Restated See Note 2(a)	2004	2003 Restated See Note 2(a)
Net income per GAAP	$ 185.7	$ 106.0	$ 387.1	$ 253.2
Add (Deduct):				
Foreign exchange loss (gain) on long-term debt	(65.6)	(18.6)	(32.3)	(106.9)
Future income tax expense (recovery)	(7.2)	(0.2)	(37.5)	10.7
Net income before foreign exchange and future income taxes	$ 112.9	$ 87.2	$ 317.3	$ 157.0

The earnings reflected in the above table are a non-GAAP measurement. The Trust also reports funds from operations on a total and per unit basis, which are measures that do not have any standardized meaning under Canadian GAAP. Funds from operations are calculated from the Trust's cash flow statement as cash from operating activities before changes in working capital. In management's opinion, it is a key performance indicator of the Trust's ability to generate cash to finance its operations and pay distributions. The earnings in the table above and the Trust's funds from operations may not be directly comparable to similar measures presented by other companies or trusts.

Net Revenues

($ millions)	Three Months Ended September 30			Nine Months Ended September 30		
	2004	2003	Variance	2004	2003	Variance
Sales revenue	$ 449.9	$ 332.6	$ 117.3	$ 1,226.9	$ 806.6	$ 420.3
Transportation and marketing fees	(12.2)	(11.7)	(0.5)	(34.3)	(24.0)	(10.3)
	437.7	320.9	116.8	1,192.6	782.6	410.0
Crude oil hedging gains (losses)	(81.5)	(21.9)	(59.6)	(181.8)	(73.7)	(108.1)
Currency hedging gains (losses)	3.1	1.4	1.7	7.8	0.8	7.0
Total hedging gains (losses)	(78.4)	(20.5)	(57.9)	(174.0)	(72.9)	(101.1)
Net revenues	$ 359.3	$ 300.4	$ 58.9	$ 1,018.6	$ 709.7	$ 308.9
Sales volumes (MMbbls)	8.0	7.9	0.1	23.8	18.0	5.8
($ per barrel)						
Sales revenue	$ 56.44	$ 41.95	$ 14.49	$ 51.66	$ 44.73	$ 6.93
Transportation and marketing fees	(1.54)	(1.49)	(0.05)	(1.44)	(1.34)	(0.10)
Realized selling price before hedging losses	54.90	40.46	14.44	50.22	43.39	6.83
Crude oil hedging gains (losses)	(10.22)	(2.76)	(7.46)	(7.66)	(4.09)	(3.57)
Currency hedging gains (losses)	0.39	0.17	0.22	0.33	0.05	0.28
Total hedging gains (losses)	(9.83)	(2.59)	(7.24)	(7.33)	(4.04)	(3.29)
Net realized selling price	$ 45.07	$ 37.87	$ 7.20	$ 42.89	$ 39.35	$ 3.54

Net revenues before hedging increased by $117 million in the third quarter of 2004 compared to the same quarter in 2003, primarily due to a significantly higher realized price. Sales volumes in each of the third quarters of 2004 and 2003 approximated 86,000 barrels per day, and therefore, did not have a significant impact on the change in revenues.

West Texas Intermediate ("WTI") prices, which the selling price for our Syncrude Sweet Blend ("SSB")™ product closely follows, averaged US$43.89 per barrel in the third quarter of 2004, a 45 per cent increase over the average WTI price in the same period in 2003. The favourable financial impact associated with such robust crude oil prices was somewhat lessened by the strengthening of the Canadian dollar relative to the U.S. dollar. The Canadian dollar averaged $0.76 US/Cdn in the third quarter of 2004 relative to the same period in 2003 when the foreign exchange rate averaged $0.72 US/Cdn. In addition to a stronger Canadian currency in the third quarter of 2004, our realized selling price reflects a higher weighted-average discount to which our SSB product traded against average Canadian dollar WTI compared to the same quarter of 2003. Our price reflected a discount of $2.39 per barrel and $1.43 per barrel in the third quarter of 2004 and 2003, respectively. The price differential relative to Canadian dollar WTI prices was impacted by the additional synthetic crude oil volumes that have come into the market during the past year from other producers. Our realized selling price before hedging for the quarter was $54.90 per barrel, an increase of $14.44 per barrel or 36 per cent, over the comparable period in 2003.

On a year-to-date basis, net revenues before hedging were $1.2 billion in 2004, an increase of $410 million compared to the same period in 2003. The significant improvement in the first nine months of 2004 compared to the same period of 2003 is mainly a result of the Trust's larger Syncrude ownership, stronger operational performance by Syncrude, and higher crude prices. The Trust owned 35.49 per cent of Syncrude in 2004 compared to an average ownership interest of 31 per cent in the same period in 2003. As a result of the larger working interest and improved Syncrude operations in 2004, the Trust's sales volumes averaged 86,684 barrels per day for the first nine months of 2004, an improvement of 31 per cent compared to the same period in 2003.

The Trust's realized selling price before hedging for the first nine months of 2004 averaged $50.22 per barrel, or $6.83 per barrel higher than the average price in 2003. WTI prices averaged US$39.21 per barrel on a year-to-date basis for 2004, compared to US$30.94 per barrel in the same period of 2003. Partially offsetting the increase of U.S. dollar WTI prices in 2004 was a stronger Canadian dollar that averaged $0.75 US/Cdn compared to $0.70 US/Cdn in 2003. For the nine months ended September 30, 2004, our SSB product traded at a weighted-average discount of $1.73 per barrel compared to Canadian dollar average WTI prices, which also partially offset the increase in U.S. dollar WTI prices during this period. In the same period of 2003, we realized a weighted-average discount of $0.05 per barrel in our selling prices when compared to Canadian dollar average WTI prices.

The results of our crude oil and foreign exchange hedges in total reduced our realized selling price in the third quarter of 2004 by $9.83 per barrel, compared to a reduction of $2.59 per barrel in the same period of 2003. Year-to-date, these hedges resulted in a decrease of net revenues of $174 million, or $7.33 per barrel, compared to a decrease of net revenues of $73 million, or $4.04 per barrel, in 2003. The financial results of our crude oil and foreign currency hedges are more fully discussed in the Risk Management section of the MD&A.

Operating costs

	Three Months Ended September 30				Nine Months Ended September 30			
	2004		2003		2004		2003	
	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB	$/bbl Bitumen	$/bbl SSB
Bitumen Costs [1]								
Overburden removal	1.58		2.24		1.79		2.40	
Bitumen production	6.42		5.04		6.07		6.33	
Purchased energy [3]	1.92		1.25		1.75		1.70	
	9.92	11.09	8.53	10.23	9.61	11.38	10.43	12.51
Upgrading Costs [2]								
Bitumen processing and upgrading		3.19		3.24		3.17		3.70
Turnaround and catalysts		1.06		0.41		0.77		1.89
Purchased energy [3]		1.80		1.85		2.02		2.51
		6.05		5.50		5.96		8.10
R&D and other		1.12		0.51		0.77		0.59
Change in treated and untreated inventory		1.32		0.07		0.07		(0.06)
Total Syncrude operating costs		19.58		16.31		18.18		21.14
Natural gas hedging gains		-		-		-		(0.32)
Canadian Oil Sands adjustments [4]		1.02		(0.45)		0.65		(0.34)
Total operating costs		20.60		15.86		18.83		20.48
	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB	Bitumen	SSB
Syncrude production volumes (thousands of barrels per day)	272	243	291	243	286	242	257	214

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SSB based on the yield of SSB from the processing and upgrading of bitumen.

2 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SSB. It also includes the costs of major refining equipment turnarounds and catalyst replacement.

3 Natural gas costs averaged $6.18/GJ and $5.83/GJ in the third quarter of 2004 and 2003, respectively. On a year-to-date basis, prices were $6.24/GJ and $6.65/GJ in 2004 and 2003, respectively.

4 Canadian Oil Sands' adjustments primarily relate to pension costs, site restoration costs, changes in linefill and product inventory, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and we report based on sales volumes.

Operating costs in the third quarter of 2004 totalled $20.60 per barrel, which was an increase of $4.74 per barrel compared to the same period in 2003. Draw downs of treated and untreated inventory in the third quarter of 2004 increased operating costs by approximately $1.32 per barrel, compared to the same quarter of 2003 when operating costs were reduced by $0.13 per barrel for inventory changes. The increase in the third quarter 2004 operating costs is also partially attributable to higher turnaround and maintenance costs compared to the same period of 2003. In the third quarter of 2004, turnaround and maintenance costs included primarily the scheduled LC-Finer turnaround, which commenced in August and extended into October, and unplanned repairs on the carbon monoxide boilers. These costs were higher than the expenses incurred in the third quarter of 2003 for the scheduled maintenance of Syncrude's vacuum distillation unit and hydrotreater. Also contributing to the higher operating costs in the third quarter of 2004 compared to 2003 was the cost of natural gas. Natural gas prices in the third quarter of 2004 averaged $6.19 per gigajoule ("GJ") as compared to $5.83 per GJ in the same period in 2003.

On a year-to-date basis, Syncrude has continued to demonstrate strong operational performance, setting a production record of 66.3 million barrels in the first nine months of 2004 and outperforming the previous

best January-September production level achieved in 1999 by nine per cent. The reliable operations at Syncrude have helped to lower operating costs in 2004 to $18.83 per barrel, down from $20.48 per barrel in the same nine-month period in 2003. Also contributing to lower operating costs is lower natural gas prices, which averaged $6.24 per GJ in 2004, compared to $6.65 per GJ in 2003.

Non-production costs

Non-production costs in the third quarter of 2004 were approximately $11 million, similar to the same period in 2003. On a per barrel basis, non-production costs were $1.33 and $1.44 for 2004 and 2003, respectively. Year-to-date, non-production costs totalled $32 million in 2004 and $26 million in 2003. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures.

Crown Royalty expense

Excluding a one-time adjustment included in the 2003 third quarter, Crown royalties expense rose in 2004 on a quarterly and year-to-date basis as a result of higher gross revenues. Included in the third quarter of 2003 was a charge of approximately $1.5 million relating to an adjustment to the calculation of the Crown royalties in 2000. There were no such charges included in the same period in 2004. The Crown royalties expense continues to reflect the one per cent of gross revenue royalty rate in each of 2004 and 2003. As Syncrude is currently undertaking a significant capital program, we expect to pay only the minimum one per cent royalty on our gross revenues until completion of the Stage 3 expansion in mid-2006. A description of the Crown royalty can be found in Note 18 of the audited consolidated financial statements for the year ended December 31, 2003.

Interest expense, net

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Interest expense	$ 25,784	$ 20,703	$ 72,363	$ 50,469
Interest income and other	(1,462)	(651)	(2,663)	(3,551)
Interest expense, net	$ 24,322	$ 20,052	$ 69,700	$ 46,918

The increase in interest expense on a quarterly and year-to-date basis primarily reflects the higher debt levels in 2004 compared to 2003 as a result of debt issued in January, June and August of 2004 and during 2003, in addition to the utilization of our credit facilities. The new debt was issued to fund our share of Syncrude's Stage 3 capital program and to fund a portion of the acquisitions of the 10 and 3.75 per cent Syncrude working interests acquired in February and July of 2003, respectively. Our financings

are more fully discussed in the Liquidity and Capital Resources section of this MD&A.

Depreciation, depletion and accretion expense

Depreciation and depletion ("D&D") expense for the three months ended September 30, 2004 increased by approximately $14 million compared to the same period in 2003 as a result of a significantly higher D&D rate. In addition to a higher D&D rate, higher Syncrude production volumes and a larger Syncrude working interest in the first nine months of 2004 contributed to an increase of approximately $64 million in D&D expense for 2004 compared to the same period of 2003.

The effective D&D rate in the third quarter of 2004 was $5.48 per barrel compared to $3.78 per barrel in the third quarter of 2003. On a year-to-date basis, the D&D rate was $5.50 per barrel and $3.58 per barrel for 2004 and 2003, respectively. The increase in the D&D rate for the quarter and the first nine months of 2004 relative to the same periods in 2003 reflects the full inclusion of our share of current estimated total Stage 3 costs of approximately $2.8 billion, partially offset by an increase to the depletable reserve base. During the first quarter of 2004, independent reserve evaluators completed Canadian Oil Sands' reserve report. Included in the reserve report is 1.8 billion barrels of total proved plus probable reserves related to our 35.49 per cent Syncrude working interest.

We depreciate and deplete our production assets on a unit-of-production basis, based on proved plus probable reserves. In prior years, we depreciated and depleted our assets based on proved reserves. However, since National Instrument 51-101 provides that the total of proved plus probable reserves is the most likely estimate of an entity's reserve base, commencing in 2004, we depreciate and deplete our existing assets and future development costs on a proved plus probable basis. These revisions to our D&D rate calculation have been accounted for as a change in estimate on a prospective basis.

Also included in depreciation, depletion and accretion expense are amounts related to our asset retirement obligation. Effective January 1, 2004 we retroactively adopted the Canadian Institute of Chartered Accountant's ("CICA") new accounting standard for asset retirement obligations ("ARO") as explained in Note 2(a) of the interim consolidated financial statements. In prior years, a future site reclamation provision was calculated on a unit-of-production basis using total estimated future reclamation expenditures and proved reserves. The provision was recorded in net income and accumulated on the Consolidated Balance Sheet as a future site reclamation liability. Under the new accounting standard, the estimated fair value of the future reclamation liability is now recorded on our Consolidated Balance Sheet as an increase to capital assets and as an asset retirement obligation. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and accretion expense. Prior year's financial statements have been restated for the change in accounting policy. On a year-to-date basis for 2003, the depreciation and accretion

expense recorded under the new ARO accounting standard compared to the reclamation provision booked under the former accounting policy differed by approximately $1.5 million. At September 30, 2004 the asset retirement obligation recorded on the Consolidated Balance Sheet was $44 million.

Canadian Oil Sands deposits $0.1322 per barrel of production into mining reclamation trust accounts for its 35.49 per cent Syncrude working interests. Including interest earned on the trust accounts, the reclamation fund accounts totalled $20 million at September 30, 2004 as shown on the Consolidated Balance Sheet under the heading "Reclamation trust".

Foreign exchange gains/losses

In the third quarter of 2004, we recorded a foreign exchange gain of $62 million, compared to a gain of $13 million in the same period in 2003. On a year-to-date basis, foreign exchange gains of $29 million and $98 million were recorded for 2004 and 2003, respectively. As required by Canadian generally accepted accounting principles, Canadian Oil Sands' U.S. denominated monetary balances are revalued at the foreign exchange rate at each period end, and the translation gains or losses are recorded in the current period's earnings. Our most significant U.S. denominated monetary balances that give rise to most of the foreign exchange impacts are our U.S. Senior Notes. At September 30, 2004 and September 30, 2003, we had US$944 million and US$694 million in U.S. denominated debt, respectively. The stronger Canadian dollar at September 30, 2004 compared with June 30, 2004 and December 31, 2003 created non-cash foreign exchange gains on the U.S. denominated senior notes of $66 million and $32 million in the three and nine months ended September 30, 2004, respectively. At September 30, 2003 the stronger Canadian dollar, compared with June 30, 2003 and December 31, 2002, created non-cash foreign exchange gains on the U.S. debt of $19 million and $107 million for the third quarter and first nine months, respectively, of 2003. We also have U.S. denominated cash, accounts receivable, and interest payable accounts that are revalued at the end of each period. The transactions on these accounts give rise to realized foreign exchange gains and losses which comprise the remaining balance of the foreign exchange gains and losses on the income statement.

Large Corporations Tax and other

Included in the third quarter Large Corporations Tax ("LCT") and other expense is a one-time adjustment of approximately $9 million, which resulted in a reduction to income tax expense. The adjustment pertained to a settlement negotiated between the Trust and its former tax service provider, whereby the service provider will reimburse the Trust for a tax liability it incurred as a result of an error the service provider had made in filing the Trust's 2001 tax return. The issue had previously been disclosed as a contingent gain in the notes to the Trust's consolidated financial statements. The full amount of the settlement is approximately $10 million, which includes $1 million related to the reimbursement of the interest and penalties the Trust originally paid on the tax liability. The $1 million balance has been

recorded as a reduction to interest expense and is reflected in "Interest, net" on the Consolidated Statement of Income and Unitholders' Equity. Also included as a one-time adjustment and reduction to LCT and other expense is an unrelated tax refund of approximately $2 million associated with prior years.

The remaining balance of the LCT and other expense balance in the quarter and on a year-to-date basis reflects the estimated LCT payable by the Trust's operating subsidiary, Canadian Oil Sands Limited ("COSL"). As a result of the 13.75 per cent Syncrude working interest acquisitions in 2003 and Stage 3 capital expenditures, COSL's taxable capital base in 2004 is significantly higher than the comparable period of 2003. However, during 2004 the federal government enacted a reduction to the Large Corporations Tax rate to 0.2 per cent from 0.225 per cent, and the taxable capital threshold was increased from $10 million to $50 million for the 2004 taxation year. These favourable tax changes mitigated the increase in the LCT provision in 2004 compared to 2003. For 2004, we expect that there will be no cash income taxes payable, other than LCT, by the Trust or any of its subsidiaries. Included in the federal government's 2004 tax changes is the elimination of LCT by the end of 2007, which we expect will increase the Trust's cash flow.

Future income tax

In the third quarter of 2004, we recorded a non-cash future income tax recovery of approximately $7 million, which primarily pertains to the decrease in temporary differences in the quarter. In the same period of 2003, a future income tax recovery of only $0.2 million was recorded, primarily as a result of substantive changes to the federal resource allowance and the changes to corporate tax rates. On a year-to-date basis, a future income tax recovery of $37 million, and a future tax expense of $11 million have been recorded for 2004 and 2003, respectively.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2004 we retroactively adopted the CICA's accounting standard "Asset Retirement Obligations". The impact of the change in accounting policy is described in Note 2(a) of the interim consolidated financial statements.

Also effective January 1, 2004 was the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"), which establishes certain conditions as to when hedge accounting may be applied. Canadian Oil Sands is applying AcG-13 to its financial derivatives, the impacts of which are described in the Risk Management section of this MD&A and in Note 2(b) of the interim consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	September 2004	December 2003 Restated See Note 2(a)
Long-term debt	1,738.1	1,437.4
Less: Cash and short-term investments	157.0	16.7
Net debt	1,581.1	1,420.7
Unitholders' equity	2,542.3	2,102.9
Total capitalization [1]	4,123.4	3,523.6

[1] Net debt plus unitholders' equity

A main objective for the Trust this year is prudent financing of our share of Syncrude's capital program by maintaining a strong capital structure. Year-to-date, the Trust's capitalization has increased as a result of robust crude oil prices, strong Syncrude operations, coupled with new equity and additional borrowings used to finance our share of Syncrude's capital expenditure program. As part of our ongoing compliance under our debt and credit facilities, we monitor our financial leverage ratios. At September 30, 2004, our net debt-to-total capitalization was 38 per cent.

On July 30, 2004 we closed a private placement equity issue of three million Units with a large Canadian investor at a subscription price of $48.00 per Unit for total proceeds of $144 million. The equity issue builds a stronger balance sheet and reduces the need for further hedging activity. Under the current conditions, we do not anticipate any further equity issues will be required to assist in financing the remaining Stage 3 expansion costs, outside of Canadian Oil Sands' Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP").

Following the equity placement, COSL issued US$250 million of 4.8% unsecured Senior Notes in the United States on August 9, 2004. The notes mature on August 10, 2009. Prior to the third quarter financing activity, on January 15, 2004, COSL issued $20 million of floating rate and $175 million of 3.95% medium term notes. Both issues were for three year terms and are unsecured. Interest rate swap transactions were undertaken to effectively convert the fixed interest rate on the $175 million notes to a floating rate based on three month bankers' acceptance rates plus a credit spread. On June 29, 2004, COSL issued another $200 million of unsecured 5.55% medium term notes with a five year term. The proceeds from the equity and debt financings were used to fund our share of Syncrude's capital program and to repay borrowings under our bank credit facilities. All of these issues were rated at BBB+ with a negative outlook from Standard & Poor's and Baa2 with a negative outlook from Moody's Investor Service.

We have $685 million of available bank facilities and lines of credit. At September 30, 2004, only letters of credit were drawn, leaving approximately $647 million of these $685 million credit facilities available for future borrowings. In addition, we had $157 million of cash and short-term investments at September 30, 2004.

In the third quarter of 2004, Unitholder participation in the DRIP was 37 per cent, which was an improvement of almost 12 per cent from the second quarter and of 5 per cent from the first quarter. The DRIP generated $17 million in new equity in the third quarter of 2004 through the issuance of 0.4 million Units, compared with $15 million and 0.4 million Trust units in the comparable quarter of 2003, which reflected 35 per cent participation. On a year-to-date basis in 2004, DRIP participation averaged 31 per cent and generated $42 million in new equity through the issuance of approximately one million Units. Comparatively, during the same nine-month period of 2003 DRIP participation averaged 26 per cent, which generated $30 million of new equity through the issuance of 0.9 million Trust units.

Funds generated from operations continued to be an important source of funding. In the third quarter of 2004, we generated funds from operations of $157 million, or $1.75 per Unit, compared to $120 million, or $1.39 per Unit, in the same period in 2003. Funds from operations per Unit were 26 per cent higher than the same period in 2003, primarily because of a notably higher realized selling price, which reflected significantly higher WTI prices, and a $10 million tax reimbursement as discussed in the Review of Results section of this MD&A, offset somewhat by the increase to operating costs as a consequence of increased turnaround costs, higher natural gas costs and changes in product inventory compared to the same quarter of 2003.

Funds from operations in the three months ended September 30, 2004 were used to pay Unitholder distributions of approximately $47 million and a portion of the $249 million spent on capital expenditures. The remaining $139 million of the third quarter 2004 capital expenditures was financed with new debt and equity.

On a year-to-date basis, funds from operations totalled $454 million, or $5.14 per Unit. These results are significantly higher than the comparable period in 2003, which generated $228 million, or $2.95 per Unit. The increase is primarily a result of a larger Syncrude working interest, more reliable operations at Syncrude and a higher realized selling price in 2004, offset somewhat by higher financing costs. In the nine months ended September 30, 2004, $354 million of the total $673 million spent on capital expenditures was funded through new debt and equity.

Unitholders' Capital

After issuing 3.4 million Units in the third quarter of 2004 through the private placement and DRIP

participation, the Trust had 91.1 million Units outstanding at September 30, 2004. Canadian Oil Sands' Unit price continued to reflect the rising crude oil price in the third quarter and closed at $54.65 on September 30, 2004, resulting in market capitalization of the Trust being approximately $5 billion. The Trust has declared a distribution of $0.50 per Unit for the quarter ended September 30, 2004 for total distributions of approximately $46 million. Included in the Financing section of the Trust's Consolidated Statement of Cash Flows for the current quarter are distributions of $47 million; in addition to the current quarterly distribution is an additional $1.5 million related to the second quarter distribution that was paid on the three million units issued on July 30, 2004. A Unitholder distributions schedule is included in Note 8 to the interim consolidated financial statements.

Canadian Oil Sands issues Trust unit options ("options") as part of its long-term incentive plan for employees. There were no options granted in the third quarter of 2004. As of September 30, 2004, there were 426,400 options outstanding with a weighted average exercise price of $40.72 per option, of which 102,297 were exercisable at a weighted average price of $39.28 per option. Each option represents the right of the option holder to purchase a Unit at the exercise price determined at the date of grant. The options vest by one-third following the date of grant for the first three years and expire seven years from the date of grant.

Capital Expenditures

Capital spending in the third quarter of 2004 was $249 million, compared to $206 million in the same period of 2003. The increase reflects the continued progression of the Stage 3 capital program. Year-to-date we have incurred capital expenditures of $673 million, an increase of $145 million from the prior year. The increase is due to the Trust's higher working interest ownership and higher capital spending by Syncrude on a year-to-date basis.

As of September 30, 2004, construction of the upgrader expansion ("UE-1") of Stage 3 was approximately 65 per cent complete, with a 70 per cent completion goal for the end of the current year. Due to timing of construction costs, we have revised our forecast of our share of Syncrude's 2004 capital expenditures to $935 million, down from $954 million forecasted previously. As the change in forecast is due to timing of expenditures only, our estimated share of Syncrude's total Stage 3 costs projection remains unchanged at $2.8 billion.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

As of September 30, 2004 there have been no significant changes to the Trust's contractual obligations or commitments from our year-end disclosure.

RISK MANAGEMENT

Crude Oil Price Risk

We have employed crude oil hedging as a risk mitigation strategy for our Stage 3 financing plan in 2004 and prior years. Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian foreign exchange rates. As a result, from time to time management has hedged both elements to reduce revenue and cash flow volatility to the Trust. These elements can be hedged separately with U.S. dollar WTI crude oil hedges and foreign currency hedges, which are outlined in the Foreign Currency Hedging section of the Risk Management discussions in this MD&A, or by combining both elements with Canadian dollar oil price hedging transactions. We have used both strategies and have the following hedge positions outstanding as at October 21, 2004, which represent approximately 46 per cent of our forecast sales volumes for 2004:

Canadian Oil Sands Trust **Crude Oil Hedging Activities**	**January 1 - December 31**	
	Price *($/bbl)*	**Volume** *(bbls/day)*
2004 US$ WTI Hedge Positions (in US$/bbl)	$ 24.74	25,000
2004 C$ WTI Hedge Positions (in C$/bbl)	$ 38.65	14,000
Total volumes hedged		39,000

Beginning in 2005, as Stage 3 approaches completion, we plan to substantially reduce our crude oil hedging program. No further hedging of 2004 production is anticipated in our financial plan and currently no crude oil hedge positions have been established for periods beyond 2004.

Canadian Oil Sands' revenues in the third quarter of 2004 were reduced by crude oil hedging losses of approximately $82 million, or $10.22 per barrel, compared to approximately $22 million, or $2.76 per barrel, of losses in the same quarter of 2003. In the third quarter of 2004, the Trust had U.S. dollar WTI hedges on 25,000 barrels per day of production at US$24.74 as compared to an average of 48,000 barrels per day at US$26.58 in the same period of 2003. U.S. dollar WTI prices averaged US$43.89 per barrel and US$30.21 per barrel in the third quarter of 2004 and 2003, respectively, which resulted in crude hedging losses of approximately US$44 million and US$16 million in each quarter, respectively. Also hedged in 2004 were 14,000 barrels per day at a Canadian dollar WTI price of $38.65 per barrel. Actual Canadian dollar WTI prices averaged $57.36 per barrel, which resulted in $24 million of Canadian dollar WTI hedging losses in the third quarter.

On a year-to-date basis, crude oil hedging losses in 2004 were $182 million, or $7.66 per barrel, compared to $74 million, or $4.09 per barrel in 2003. In 2004, WTI averaged US$39.21 per barrel, and Canadian dollar WTI prices averaged $52.06 per barrel, compared to 2003 when U.S. WTI prices

averaged US$30.94 per barrel. There were no Canadian dollar WTI hedges in place in 2003.

Effective January 1, 2004, Canadian Oil Sands adopted AcG-13 related to hedging relationships. Under the new guideline, our crude oil hedge positions qualify for hedge accounting and therefore there was no impact on our financial results for these positions related to the new guideline.

Natural Gas Hedging

For the period April 2002 to March 2003, we held a forward purchase contract for 20,000 GJ per day of natural gas at an average AECO price of $3.44 per GJ, representing approximately 60 per cent of our share of forecast Syncrude consumption during that time period. The resulting hedging gains reduced 2003 operating costs by $6 million. As at October 21, 2004 there were no natural gas hedges in place.

Foreign Currency Hedging

As at October 21, 2004, we had the following currency hedges outstanding:

Canadian Oil Sands Trust **Exchange Hedging Activities**		31-Dec 2004		31-Dec 2005		31-Dec 2006		31-Dec 2007
U.S. dollars hedged *($ millions)*	$	23.0	$	100.0	$	60.0	$	20.0
Average U.S. dollar exchange rate	$	0.665	$	0.664	$	0.669	$	0.692

Canadian Oil Sands' net revenues in the third quarter of 2004 include foreign currency hedging gains of approximately $3 million, or $0.39 per barrel, compared to gains of approximately $1 million, or $0.17 per barrel, in the comparable quarter in 2003. The gains in each year reflect the stronger Canadian dollar relative to the strike rate in each of the hedge contracts. The Canadian dollar averaged $0.76 US/Cdn and $0.72 US/Cdn in the third quarter of 2004 and 2003, respectively. On a year-to-date basis, we have recorded approximately $8 million, or $0.33 per barrel, of foreign currency hedging gains, which reflect an average Canadian dollar of $0.75 US/Cdn for the period. The same period of 2003 reported a cumulative foreign exchange gain of $0.8 million, or $0.05 per barrel. There was no impact to our 2004 results as a result of adopting AcG-13 since our foreign currency hedges continue to qualify as hedges under the new guidelines.

In 1999, we exchanged gains on closing certain forward currency contracts for adjustments to the terms of other currency contracts. For accounting purposes, this position of realized gains is deferred and will be recognized as revenue over the period 2006 to 2016, which is when the original forward contracts would have expired. In the third quarter and nine months ended September 30, 2004, gains of approximately $1.4 million and $4.3 million, respectively, have been deferred. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $26 million to 2006 and beyond for net income

purposes, but these amounts are included in our funds from operations. The deferred balance is reflected in the Consolidated Balance Sheet under "Deferred currency hedging gains".

Interest Rate Risk

Interest rate changes impact our net income and cash flows based on the amount of floating rate debt outstanding. During the third quarter of 2004, an average of $210 million had been drawn on our credit facilities, excluding letters of credit, which bear interest at floating rates based on bankers' acceptance rates. We also have $20 million of floating rate medium term notes outstanding and have swapped $175 million of fixed rate debt into floating rate debt in January 2004. The swaps have been recorded as hedges on the consolidated financial statements in 2004, and any gains or losses related to the swaps will be recognized in the period the swaps are settled.

Pursuant to AcG-13, the interest rate swaps which COSL entered into in 1997 relating to its US$70 million 7.625% Senior Notes do not qualify as hedges under the new guidelines. As a result, a deferred asset and a corresponding deferred liability, each with a fair value of approximately $5 million, were recorded on January 1, 2004. The asset and liability are included on the Consolidated Balance Sheet under the headings "Deferred financing charges, net and other" and "Employee future benefits and other liabilities", respectively. At the end of each quarter, the fair value of the interest rate swap is calculated, with the change in value from the prior quarter end recorded as other income or expense and is included in "Interest, net" in the current quarter net income. The deferred liability is being amortized as the swap contracts settle, with the amortization included as a reduction to interest expense. The amounts related to the change in fair value and the amortization of the deferred liability are immaterial. These interest rate swaps expire on May 15, 2007.

Unrecognized gains and losses

At September 30, 2004 unrecognized losses on our crude oil hedges were approximately $100 million and unrecognized gains relating to our foreign currency hedges and interest rate swaps on our 3.95% medium term notes were approximately $46 million and $0.2 million, respectively. These unrecognized amounts and the fair values of the hedges are disclosed in Note 9 to the consolidated interim financial statements.

UNITHOLDER LIMITED LIABILITY LEGISLATION

Legislation came into effect in Alberta on July 1, 2004 to provide limited liability for holders of trust units, similar to protection afforded to investors of corporations. The legislation covers events that occur on or after July 1, 2004 and extends to all Unitholders of Canadian Oil Sands Trust, including non-residents. The legislation does not remove the issue of unlimited liability for any acts or omissions that occurred prior to July 1, 2004.

Please see page 46 of Canadian Oil Sands' 2003 annual report for more information regarding unlimited liability.

UNIT TRADING ACTIVITY

Canadian Oil Sands Trust Units trade on the Toronto Stock Exchange under the symbol COS.UN. As at September 30, 2004 approximately 91.1 million Units were issued and outstanding.

Canadian Oil Sands Trust - Trading Activity	Third Quarter 2004	September 2004	August 2004	July 2004
Unit price				
High	$ 54.98	$ 54.98	$ 50.25	$ 50.35
Low	$ 44.25	$ 49.10	$ 46.90	$ 44.25
Close	$ 54.65	$ 54.65	$ 49.40	$ 49.70
Volume traded (000's)	11,634	4,437	3,319	3,878
Weighted average number of units outstanding (000's)	89,957	91,146	90,791	87,972

OUTLOOK

Fourth Quarter Forecast

We are estimating Syncrude production to total approximately 21 million barrels in the fourth quarter of 2004, or 7.5 million barrels net to the Trust based on our 35.49 per cent interest. The fourth quarter estimate reflects the completion of the repairs to the LC-Finer. While no further scheduled maintenance is planned for the remainder of the year, the fourth quarter production outlook also reflects the possibility for a turnaround of Coker 8-2 as it nears its normal maintenance cycle. We have maintained our annual Syncrude production forecast at 87 million barrels in 2004, or 31 million barrels net to the Trust, which had been increased last quarter.

Crude oil prices have continued to rise, and given the current forward markets, we expect robust prices to be sustainable in the fourth quarter. Therefore, we are estimating a fourth quarter average WTI price of US$50 per barrel, and have revised our annual crude oil price forecast to average US$41.68 per barrel for 2004. We estimate the Canadian dollar to average $0.80 US/Cdn in the fourth quarter and $0.77 US/Cdn annually for 2004. The production assumption, together with our currency exchange forecasts and revised crude oil prices, results in projected net revenues of approximately $1.4 billion in 2004. We are projecting annual operating expenses of approximately $589 million, or $19 per barrel, for 2004, assuming a natural gas cost of $6.72 per GJ. Non-production development costs are projected at approximately $43 million. We are forecasting funds from operations for 2004 will be approximately $605 million, or $6.77 per Unit.

Based on our forecast for 2004, the following table provides an estimate of the sensitivity of cash flow and

net income for 2004:

Q3 2004 - 2004 Sensitivity Analysis					
	Annual [2]	Funds from Operations Increase		Net Income Increase/(Decrease) [3]	
Variable [1]	Sensitivity	$ millions	$/Trust unit	$ millions	$/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	31	0.35	31	0.35
Syncrude operating costs decrease	C$50 million	18	0.20	18	0.20
WTI crude oil price increase	US$1.00/bbl	19	0.22	19	0.22
Syncrude production increase	2 million bbls	41	0.46	37	0.41
Canadian dollar weakening	US$0.01/C$	12	0.14	(3)	(0.03)
AECO natural gas price decrease	C$0.50/GJ	10	0.11	10	0.11

[1] An opposite change in each of these variables will result in the opposite funds from operations and net income impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact. Variable changes apply only to unhedged positions.

[3] The change in net income does not include the impact of future income tax for purposes of calculating the sensitivity analysis.

We are estimating our share of Syncrude capital expenditures to total approximately $935 million in 2004, of which approximately 74 per cent will be directed to the Stage 3 expansion. This estimate is based on updated project cost estimates provided by Syncrude early in March and a slight revision in the third quarter due to timing of construction costs as previously discussed.

2005 Outlook

For the 2005 year, we are forecasting annual Syncrude production to range between 80 and 86 million barrels, or 28.4 to 30.5 million barrels net to the Trust based on its 35.49 per cent interest. The upper end of the range reflects strong operational performance at Syncrude and one planned turnaround of Coker 8-2, while the low end of the range incorporates the possibility of a second turnaround of Coker 8-1. Coker 8-1 was turned around late in 2003, and is scheduled for turnaround in early 2006. However, given that there is uncertainty around timing, the potential for a 2005 turnaround does exist.

Our internal 2005 budget is based on annual Syncrude production of 84 million barrels, or 30 million barrels net to the Trust. This reflects strong production comparable to the 2004 estimate and a planned turnaround of Coker 8-2, which we estimate will impact production by approximately four million barrels based on historical coker turnaround activity. As mentioned earlier, we are forecasting Syncrude to set an annual production record in 2004 of 87 million barrels, which includes a turnaround of the LC-Finer that occurred this fall.

We estimate oil prices will average US$40 per barrel WTI in 2005, utilizing a foreign currency exchange rate of $0.80 US/Cdn with a differential from Canadian dollar WTI of $2.55 per barrel to account for quality and location differences. The production assumption, together with our price and currency forecast, results in net revenues of approximately $1.4 billion in 2005. Given forecast production and crude oil prices and the strength of our balance sheet at September 30, 2004, we do not anticipate any crude oil hedges for 2005. Operating costs before purchased energy are estimated at approximately $15.33 per barrel, or $457 million. Purchased energy costs are anticipated to total $154 million, or $5.17 per barrel, assuming a natural gas cost of $7.00 per GJ. Utilizing these key assumptions, funds from operations are estimated at $592 million, or $6.41 per Unit, which combined with our available credit

facilities and DRIP proceeds are expected to be adequate sources of financing to fund the remaining expenditures on the expansion project.

We estimate our share of Syncrude's 2005 capital expenditures to total approximately $709 million, of which approximately $449 million will be directed to the Stage 3 expansion. Non-production costs, which include costs related to the capital program and are expensed, are expected to total approximately $88 million for 2005.

Foreign ownership developments

In the last federal budget, the government announced that it was changing the current legislation to ensure that all mutual fund trusts, including resource trusts, could not have more than 50 per cent foreign ownership. Recently, draft legislation to this effect has been tabled. In Canadian Oil Sands' opinion certain parts of this draft legislation are not workable and in fact are harmful to the Canadian economy. The current draft legislation requires that a mutual fund remain Canadian by having at least a majority of the fair market value of its units held by Canadian residents, which we believe to be problematic. The draft does not recognize any grace or cure periods for inadvertent exceptions to this ownership level despite the impracticality of the current trading system, which does not allow issuers to actually monitor or control their ownership levels on a real time basis. Additionally, the legislation fails to recognize the value that foreign investment has had for Canada, especially in the resource sector. Canadian Oil Sands is a member of The Canadian Association of Income Funds ("CAIF"). CAIF commissioned an independent study by HLB Decision Economics which has shown that, with the proposed 15 per cent withholding tax on distributions to non-residents, the revenue to the federal government is not decreased but in fact may be increased by having a higher level of foreign ownership in trusts. In turn, the resource industry has traditionally relied on foreign capital to complete the large capital programs necessary to harness the vast resources of our country.

Based on geographical data as of October 12, 2004, we estimate that approximately 60 per cent of the Trust's Units are held by Canadian residents, with the remaining 40 per cent held by non-Canadian residents. The Trust's indenture provides that not more than 49 per cent of its Units can be held by non-residents. The Trust continues to monitor its foreign ownership levels on a regular basis through declarations from Unitholders and geographical searches.

If, based on the declarations or on the geographical list, the level of Units held by non-Canadian residents is 46 per cent or more, then Canadian Oil Sands plans to issue a press release advising of the increased level and stating that it is anticipated that the Trust may reach 49 per cent or more non-Canadian resident Unitholders and that, in such case, each person purchasing the Units, whether through a broker or directly in registered form will need to complete a declaration.

If the level of non-Canadian resident ownership appears to be approximately 49 per cent or more of non-Canadian residents, Canadian Oil Sands will make a public announcement that no further sales to non-Canadian residents will be allowed. No transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-Canadian resident. In addition, the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

Taxability of 2004 Distributions

We estimate that 80 per cent to 90 per cent of the distributions pertaining to 2004 will be taxable as other income, with the remainder classified as tax-deferred return of capital.

Our 2004 guidance document is available on the Trust's Web site at www.cos-trust.com.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND UNITHOLDERS' EQUITY

(unaudited)

($ thousands, except per unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	**2003** Restated See Note 2(a)	**2004**	**2003** Restated See Note 2(a)
Net Revenues:				
Syncrude Sweet Blend revenues	$ 371,527	$ 312,147	$ 1,052,945	$ 733,684
Transportation and marketing expense	(12,243)	(11,743)	(34,342)	(24,013)
	359,284	300,404	1,018,603	709,671
Expenses:				
Operating	164,207	125,751	447,306	369,355
Non-production	10,584	11,427	31,940	26,462
Crown royalties	4,379	4,645	11,894	9,348
Administration	2,004	1,528	5,645	4,546
Insurance	1,662	1,163	6,067	5,492
Interest, net (Note 7)	24,322	20,052	69,700	46,918
Depreciation, depletion and accretion	44,013	30,180	130,731	66,506
Foreign exchange loss (gain)	(61,546)	(12,630)	(29,329)	(97,610)
Large Corporations Tax and other	(8,868)	12,504	(4,972)	14,694
Future income tax expense (recovery)	(7,180)	(200)	(37,519)	10,716
	173,577	194,420	631,463	456,427
Net income for the period	$ 185,707	$ 105,984	$ 387,140	$ 253,244
Unitholders' equity, beginning of period				
As previously reported	$ 2,242,502	$ 1,773,888	$ 2,094,411	$ 956,501
Prior period adjustment (Note 2(a))	-	(244)	8,531	6,071
As restated	2,242,502	1,773,644	2,102,942	962,572
Net income for the period	185,707	105,984	387,140	253,244
Issue of Trust units	160,937	234,854	186,265	981,589
Unitholder distributions	(47,073)	(43,364)	(134,713)	(126,287)
Contributed surplus	229	678	668	678
Unitholders' equity, end of period	$ 2,542,302	$ 2,071,796	$ 2,542,302	$ 2,071,796
Weighted average Trust units	89,957	86,322	88,294	77,214
Trust units, end of period	91,146	86,728	91,146	86,728
Net income per Trust unit				
Basic and diluted	$ 2.06	$ 1.23	$ 4.38	$ 3.28

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
(unaudited)
($ thousands)

	September 2004	December 31 2003
		Restated See Note 2(a)
ASSETS		
Current assets:		
Cash and short-term investments	$ 157,002	$ 16,702
Accounts receivable	175,739	116,162
Inventories	55,585	57,351
Prepaid expenses	4,537	4,643
	392,863	194,858
Capital assets, net	4,566,649	4,022,994
Other assets		
Reclamation trust	19,862	16,553
Deferred financing charges, net and other	30,321	25,520
	50,183	42,073
	$ 5,009,695	$ 4,259,925
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 284,485	$ 245,926
Unitholder distributions payable	45,573	43,598
Current portion of other liabilities	163	665
	330,221	290,189
Employee future benefits and other liabilities	97,591	93,636
Long-term debt (Note 3)	1,738,058	1,437,413
Asset retirement obligation (Note 4)	43,704	44,680
Deferred currency hedging gains	26,159	21,886
Future income taxes	231,660	269,179
	2,467,393	2,156,983
Unitholders' equity	2,542,302	2,102,942
	$ 5,009,695	$ 4,259,925

Contingencies (Note 10)

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
($ thousands)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	**2003**	**2004**	**2003**
		Restated See Note 2(a)		Restated See Note 2(a)
Cash provided by (used in):				
Operating activities				
Net income	$ 185,707	$ 105,984	$ 387,140	$ 253,244
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	44,013	30,180	130,731	66,506
Amortization	755	917	2,013	2,183
Foreign exchange on long-term debt	(65,629)	(18,551)	(32,319)	(106,913)
Future income tax expense (recovery)	(7,180)	(200)	(37,519)	10,716
Other	807	434	1,882	434
Net change in deferred items	(1,094)	1,507	2,245	1,982
Funds from operations	157,379	120,271	454,173	228,152
Change in non-cash working capital	(16,331)	7,141	(15,680)	(29,047)
	141,048	127,412	438,493	199,105
Financing activities				
Issuance of medium term notes (Note 3)	328,516	421,740	723,516	571,740
Net drawdown (repayment) of bank credit facilities	(391,332)	(109,281)	(390,552)	150,537
Unitholder distributions (Note 8)	(47,073)	(43,364)	(134,713)	(126,287)
Issuance of Trust units	160,937	234,854	186,265	981,589
Net change in deferred items	(2,260)	(4,124)	(4,205)	(16,005)
Change in non-cash working capital	1,684	210	1,975	14,521
	50,472	500,035	382,286	1,576,095
Investing activities				
Acquisition of Syncrude working interests	-	(427,761)	-	(1,475,260)
Capital expenditures	(248,848)	(205,766)	(673,201)	(528,141)
Reclamation trust	(1,145)	(1,158)	(3,309)	(2,692)
Change in non-cash working capital	16,153	14,057	(3,969)	20,893
	(233,840)	(620,628)	(680,479)	(1,985,200)
Increase (decrease) in cash	(42,320)	6,819	140,300	(210,000)
Cash at beginning of period	199,322	13,151	16,702	229,970
Cash at end of period	$ 157,002	$ 19,970	$ 157,002	$ 19,970
Supplemental Information				
Large Corporations Tax and income tax paid	$ 1,950	$ 9,519	$ 12,261	$ 17,298
Interest charges paid	$ 37,898	$ 18,207	$ 102,033	$ 45,108

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(Tabular amounts expressed in thousands of Canadian dollars, except where otherwise noted.)

1) ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2003, except for the accounting for asset retirement obligations and financial derivatives, as discussed in Note 2 below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2003.

2) CHANGE IN ACCOUNTING POLICIES

a) Asset Retirement Obligations

Effective January 1, 2004, Canadian Oil Sands adopted the new requirements of the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for asset retirement obligations (CICA Handbook Section 3110). Upon adoption of the new requirements, Canadian Oil Sands recognized an asset retirement obligation and a corresponding increase to capital assets equal to the estimated fair value of the Trust's 35.49 per cent share of Syncrude's retirement obligations pertaining to property, plant and equipment. Syncrude's reclamation obligations relate to the site restoration of each mine site, of which the full amount of the liability is recorded upon initial land disturbance when each mine site is opened. Prior to the adoption of these requirements, the future site reclamation liability was accrued monthly on a unit-of-production basis based on estimated total future site reclamation costs and proved reserves.

The requirements have been adopted retroactively, with restatement of prior year's balances. The impact on the comparative balances was the following:

	December 31 2003
Consolidated Balance Sheet	
Increase capital assets, net	$ 67
Decrease asset retirement obligation	(12,885)
Increase future income tax liability	4,421
Increase retained earnings	8,531

The impacts on net income in the third quarter and nine months ended September 30, 2003 were increases of $0.8 million and $1.5 million, respectively. The increase to net income in each of the periods was comprised of a decrease to the future site reclamation expense recorded under the former accounting policy, partially offset by an increase to depreciation expense and accretion expense as per the new requirements. In the nine months ended September 30, 2004, opening retained earnings was increased by $8.5 million and net income decreased by $1.7 million. The addition to capital assets is being depreciated in the same manner as the Trust's existing capital assets. The liability is being accreted monthly based on the discount rates used with the

accretion expense recorded in net income. These impacts are reflected in the Trust's depreciation, depletion and accretion expense on the income statement.

b) Hedge Accounting

Effective January 1, 2004, Canadian Oil Sands adopted new guidelines for hedge accounting in accordance with the CICA's Accounting Guideline 13, "Hedging Relationships" ("AcG-13"). AcG-13 establishes certain conditions for when hedge accounting may be applied. Under AcG-13, the Trust is continuing to apply hedge accounting for its crude oil and foreign currency hedges, which results in the hedging settlement gains or losses being included in net income in the same period the hedged items are settled. Therefore, there is no impact to the Trust's financial results related to those hedge positions as a result of adopting AcG-13.

However, the Trusts' interest rate swap positions that were in existence at January 1, 2004 do not qualify as hedges under AcG-13, and therefore, the Trust has recorded these positions at the fair market values as of January 1, 2004, which resulted in a deferred gain of approximately $4.9 million. The fair market value was recorded as an increase to other assets and other liabilities. The asset balance is re-assessed each quarter to determine its current fair market value and any changes in the valuation are recorded in net income. For the nine months ended September 30, 2004, the change in the fair value of the interest rate swaps was a decrease of approximately $1.2 million. The loss has been recorded as a reduction to other income and is included in net interest expense on the income statement. The liability balance is being amortized as the swap contracts settle. The swap contracts expire on May 15, 2007. In accordance with AcG-13, prior period financial statements have not been restated.

3) LONG-TERM DEBT

a) 3.95% Medium Term Notes and Floating Rate Medium Term Notes

On January 15, 2004, the Trust's subsidiary, Canadian Oil Sands Limited ("COSL"), issued $20 million of floating rate unsecured medium term notes as well as $175 million of 3.95% unsecured medium term notes. Both the floating rate and 3.95% medium term notes mature on January 15, 2007, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest on the 3.95% notes is payable semi-annually on July 15 and January 15. Interest on the floating rate notes is payable quarterly on April 15, July 15, October 15, and January 15.

b) 5.55% Medium Term Notes

On June 29, 2004, COSL issued $200 million of 5.55% unsecured medium term notes. The notes mature on June 29, 2009, rank pari passu with other senior unsecured debt of COSL, and are guaranteed by the Trust. There are certain covenants under the indenture, similar to other outstanding debt, including limitations on sale of assets and granting liens or other security interests. Interest is payable on the notes semi-annually on June 29 and December 29.

c) 4.8% Senior Notes

On August 9, 2004, COSL issued US$250 million of 4.8% Senior Notes. The notes mature on August 10, 2009. They are unsecured obligations of COSL ranking pari passu with other senior unsecured and unsubordinated indebtedness of COSL. There are certain covenants under the indenture, including limitations on sale of assets and granting liens or other security interests. Interest is payable on the notes semi-annually on February 10 and August 10.

4) ASSET RETIREMENT OBLIGATION

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Asset retirement obligation, beginning of period	$ 43,309	$ 44,456	$ 44,680	$ 44,965
Liabilities settled	-	-	(2,161)	(899)
Accretion expense	395	195	1,185	585
Asset retirement obligation, end of period	$ 43,704	$ 44,651	$ 43,704	$ 44,651

The total undiscounted estimated cash flows required to settle the obligation is $274 million (2003- $277 million), which have been discounted using a credit-adjusted risk free rate of 6.75%. The Trust estimates these expenditures will be made over the next 45 years, with the majority of the expenditures not being incurred for another 30 years when reclamation expenditures on the Aurora North mine are expected to be incurred. The expenditures will be funded from the Trust's funds from operations and, if necessary, from the Trust's mining reclamation trust accounts. The Trust deposits $0.1322 per barrel of production attributable to its 35.49 per cent working interest to mining reclamation trusts established for the purpose of funding the operating subsidiaries' share of environmental and reclamation obligations. As at September 30, 2004, including interest earned on the accounts, the balance of the mining reclamation trust accounts was $19.9 million.

Syncrude's upgrader facilities have indeterminate useful lives, therefore, the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures related to Syncrude's sulphur blocks are not determinable in the current period. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

5) UNITHOLDERS' EQUITY

On July 30, 2004, the Trust issued three million Trust units ("Units") on a private placement basis at a subscription price of $48 per Unit for total proceeds of $144 million.

In the nine months ending September 30, 2004, 950,978 Units were issued for proceeds of approximately $42.3 million related to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan ("DRIP") with respect to the distributions paid on February 27, 2004, May 31, 2004, and August 31, 2004.

The following table summarizes Units that have been issued for cash proceeds:

Date	Net Proceeds per Unit	Number of Units	Net Proceeds
Balance, January 1, 2004		87,195	$ 1,708,183
February 27, 2004	$ 45.99	306	$ 14,082
May 31, 2004	$ 40.59	277	$ 11,246
July 30, 2004	$ 48.00	3,000	$ 144,000
August 31, 2004	$ 46.05	368	$ 16,937
Balance, end of period		91,146	$ 1,894,448

6) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd., the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other post-employment benefits plans covering most of its employees. Post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents.

Canadian Oil Sands accrues its obligations under Syncrude's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects management's best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude's net defined benefit and contribution plans expense for the quarter and nine months ended September 30 is as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Defined benefit plans				
Pension benefits	$ 4,963	$ 2,884	$ 14,960	$ 7,546
Other benefit plans	764	197	2,302	515
	$ 5,727	$ 3,081	$ 17,262	$ 8,061
Defined contribution plan	465	409	1,312	1,069
Total Benefit cost	$ 6,192	$ 3,490	$ 18,574	$ 9,130

7) INTEREST, NET

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	2003	2004	2003
Interest expense	$ 25,784	$ 20,703	$ 72,363	$ 50,469
Interest income and other	(1,462)	(651)	(2,663)	(3,551)
Interest expense, net	$ 24,322	$ 20,052	$ 69,700	$ 46,918

8) UNITHOLDER DISTRIBUTIONS

This statement is provided to assist Unitholders in reconciling funds from operations to Unitholder distributions.

Distributions are paid to Unitholders on the last business day of the second month following the quarter.

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDER DISTRIBUTIONS
(unaudited)
($ thousands, except per Unit amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2004	**2003**	**2004**	**2003**
Funds from operations	$ 157,379	$ 120,271	$ 454,173	$ 228,152
Add (Deduct):				
Capital expenditures	(248,848)	(205,766)	(673,201)	(528,141)
Non-acquisition financing, net [1]	138,181	108,609	374,724	422,601
Change in non-cash working capital	1,506	21,408	(17,674)	6,367
Reclamation trust funding	(1,145)	(1,158)	(3,309)	(2,692)
Unitholder distributions	$ 47,073	$ 43,364	$ 134,713	$ 126,287
Unitholder distributions per Unit	**$ 0.50**	**$ 0.50**	**$ 1.50**	**$ 1.50**

(1) *Represents financing to fund the Trust's share of Syncrude's Stage 3 expansion.*

9) DERIVATIVE FINANCIAL INSTRUMENTS

Unrecognized gains (losses) and the fair values of Canadian Oil Sands' risk management activities at September 30, 2004 are as follows:

	Unrecognized gains (losses)	Fair value
Crude oil price contracts	$ (100,060)	$ (99,870)
Currency exchange contracts	46,420	44,753
3.95% Interest rate swap contracts	174	240
	$ (53,466)	$ (54,877)

10) CONTINGENT PURCHASE

Canadian Oil Sands' marketing agent has indicated a payment is required to them by Canadian Oil Sands to purchase additional linefill inventory as required under the Marketing Services Agreement between Canadian Oil Sands and its agent. Canadian Oil Sands agrees that it is required to carry linefill inventory above its current levels. At September 30, 2004, the volumes and dollar amounts related to the additional inventory requirements could not be reasonably estimated and therefore, no amounts have been accrued in the consolidated financial statements. Until the volumes and dollar amounts are agreed upon by Canadian Oil Sands and its marketing agent, the impact on Canadian Oil Sands' Consolidated Balance Sheet, net income, and funds from operations can not be quantified. Canadian Oil Sands anticipates the payment will be settled in the quarter ending December 31, 2004. The amount of linefill is estimated at approximately 340,000 barrels or about $20 million.

11) RECLASSIFICATION

Certain prior year's figures have been reclassified to conform to the presentation adopted for 2004.

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Randy Provencal
Investor Relations Advisor
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended September 30, 2004
(in thousands of dollars, except Interest coverage ratio)

Net income	$	444,034
Tax		(52,725)
Interest on debt [(1) (2)]		91,057
Net income before interest and taxes	$	482,366
Interest on debt	$	91,057
Interest coverage- earnings		5.3

(1) Excludes amortization of deferred financing charges of approximately $2.9 million, which is included in Interest, net on the consolidated financial statements.
(2) Includes interest rate swap amounts which have reduced interest expense by approximately $3.0 million.

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended September 30, 2004
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income [(3)]	$	41,857
Tax		(43,460)
Interest on debt [(1)] [(2)]		135,769
Deferred Trust Royalty		190,929
Net income before interest, taxes, & Deferred Trust Royalty	$	325,095
Interest on debt		135,769
Interest coverage- earnings		2.4

[(1)] Excludes amortization of deferred financing charges of approximately $2.9 million, which is included in Interest expense on the financial statements.
[(2)] Includes interest rate swap amounts which have reduced interest expense by approximately $3.0 million.
[(3)] Net of Deferred Trust Royalty provision.

Canadian Oil Sands Trust
Selected financial results of Canadian Oil Sands Limited
For the periods ending September 30
($ millions)

	Three Months Ended		Nine Months Ended	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Sales revenue	$ 402.3	$ 301.5	$ 1,097.3	$ 669.0
Operating income before other expenses [1]	$ 135.0	$ 133.6	$ 399.4	$ 235.6
Net income before Trust Royalties [2]	$ 166.3	$ 93.0	$ 356.4	$ 238.3
Net income	$ 8.8	$ 1.7	$ 40.7	$ 3.4

	As at September 30, 2004
Current assets	$ 433.9
Non-current assets	$ 4,130.0
Current liabilities [3]	$ 1,529.2
Non-current liabilities [4]	$ 3,018.1

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, income and Large Corporations tax expense, future income tax expenses and recoveries, and Trust Royalties.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $47.4 million (2003- $54.9 million) and $139.0 million (2003- $87.8 million) year-to-date .*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1.2 billion.*

(4) *Includes a future income tax liability of $231.7 million and a deferred Trust Royalty liability of $813.3 million.*

(5) *As at September 30, 2004, Canadian Oil Sands Limited held a 31.74 per cent working interest in Syncrude, representing 89 per cent of Canadian Oil Sands Trust's aggregate indirect 35.49 per cent working interest in Syncrude.*